U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                  001-31792

                   (Check One):

[   ]  Form 10-K           [   ]  Form 20-F      [   ]  Form 11-K

[ x ]  Form 10-Q           [   ]  Form 10-D      [   ] Form N-SAR

[   ]  Form N-CSR



For Period Ended:  June 30, 2008

         [  ]     Transition Report on Form 10-K

         [  ]     Transition Report on Form 20-F

         [  ]     Transition Report on Form 11-K

         [  ]     Transition Report on Form 10-Q

         [  ]     Transition Report on Form N-SAR

For the Transition Period Ended:
                                  -------------------


Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




Part I--Registrant Information

         Full Name of Registrant

             Conseco, Inc.

         Former Name if Applicable

             Not Applicable

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         Address of Principal Executive Office (Street and Number)

           11825 N. Pennsylvania Street

         City, State and Zip Code

           Carmel, IN  46032


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)


See attached Exhibit A.


                                      -2-

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Part IV--Other Information

          (1) Name and telephone number of person to contact in regard to this notification

                  John R. Kline                (317)                    817-6100
                  --------------------------------------------------------------

                  (Name)                    (Area Code)       (Telephone Number)


          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [ x ]  Yes     [  ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ x ]  Yes     [  ]  No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See attached Exhibit B.




                                  CONSECO, INC.
                                  -------------

                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    August 12, 2008             By: /s/ John R. Kline
       ---------------------             ----------------------------------
                                         John R. Kline, Senior Vice President
                                         and Chief Accounting Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  CONSECO, INC.
                            Exhibit A to Form 12b-25
                           Commission File No. 001-31792
                              Dated August 12, 2008


     Conseco, Inc.'s (the "Company") Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, cannot be completed within the prescribed time period. On August 11, 2008, the Company announced a plan to transfer Conseco Senior Health Insurance Company to an independent trust. Due to the significance of this pending transaction and its impact on our financial statements, management determined that additional time was needed to complete the June 30, 2008 financial statements. The Company's Form 10-Q for the quarterly period ended June 30, 2008, will be filed as soon as practicable.

                                  CONSECO, INC.
                            Exhibit B to Form 12b-25
                           Commission File No. 001-31792
                              Dated August 12, 2008


     As disclosed in our August 12, 2008 press release (which was filed as an exhibit to our Form 8-K filed on August 12, 2008), the Company reported a net loss applicable to common stock of $487.1 million in the quarter ended June 30, 2008, compared to a loss of $59.8 million in the same period of the prior year. As described in our press release, the net loss for the quarter ended June 30, 2008 included charges of $503.7 million related to the previously announced proposed transaction to transfer Conseco Senior Health Insurance Company to an independent trust.